Exhibit 99.16

Form 51-102F3

Material Change Report Under

National Instrument 51-102

1.     Name & Address of Company

Linear Gold Corp.

2000 Barrington Street, Suite 502

Halifax, Nova Scotia

B3J 3K1

2.     Date of Material Change

March 1, 2007.

3.     News Release

A news release with respect to the material change referred to in this report was issued through newswire services on March 1, 2007 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.     Summary of Material Change

Linear Gold announced that it has closed its previously announced brokered private placement of 4,000,000 Units at a price of $5.00 per Unit.  An underwriters’ option for the purchase of a further 1,000,000 Units was fully exercised resulting in aggregate gross proceeds of $25,000,000.  Each Unit consists of one common share and one-half of one common share purchase warrant.  Each whole warrant will entitle the holder to acquire a common share at a price of $5.50 for a period of 24 months following the closing date.

5.      Full Description of Material Change

Linear Gold announced that it has closed its previously announced brokered private placement of 4,000,000 Units at a price of $5.00 per Unit.  An underwriters’ option for the purchase of a further 1,000,000 Units was fully exercised resulting in aggregate gross proceeds of $25,000,000.  Each Unit consists of one common share and one-half of one common share purchase warrant.  Each whole warrant will entitle the holder to acquire a common share at a price of $5.50 for a period of 24 months following the closing date.

The maximum number of common shares of the Company issuable pursuant to the Offering (assuming that all warrants issuable under the Offering are exercised) will be 7,950,000 common shares, an amount that is equal to 35.8% of the Company’s issued and outstanding capital of 22,207,981 common shares (before giving effect to the private placement) (the “Current Capital”).  As announced in the Company’s February 22, 2007 news release, the Company has relied on Section 604(d) of the Company Manual, which creates an exemption from shareholder approval for private placements exceeding 25% of the Current Capital where the TSX is provided with written evidence that holders of more than 50% of the issuer's voting securities are familiar with the terms of the proposed transaction, and are in favour of it, and where the issuer issues a press release at least five business days in advance of the closing disclosing the material terms of the transaction and states that the issuer is relying on the exemption created by Section 604(d) of the Company Manual.

Net proceeds of the offering will be used to advance the exploration of the Company’s portfolio of exploration properties, including the Ixhuatan Project, and for general corporate purposes.

In connection with the private placement, the underwriters received a cash commission equal to 6.0% of the gross proceeds of the offering. In addition, the underwriters were granted broker warrants exercisable for an aggregate of 300,000 Units of the Company at an exercise price of $5.00 per Unit until March 1, 2009.

The common shares and warrants, the broker warrants, and the securities underlying the warrants and the broker warrants will be subject to a statutory hold period until July 2, 2007.

Sprott Securities Inc. led a syndicate that included Orion Securities Inc. and Haywood Securities Inc.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

6.     Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

7.     Omitted Information

Not applicable

8.     Senior Officer

Brian MacEachen

Vice-President & Chief Financial Officer

Telephone:

(902) 422-1421

Fax:

(902) 491-4281

DATED at Halifax, Nova Scotia this 5th day of March, 2007.

Linear Gold Corp.

By:

/s/ Brian MacEachen

Brian MacEachen

Vice President & Chief Financial Officer